Exhibit 99.1

500.com Limited Announces Financial Results For the First Quarter of 2016

SHENZHEN, China, May 20, 2016—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the first quarter of 2016.

Temporary Suspension of Online Lottery Sales

Since March 2015, all provincial sports lottery administration centers to which the Company provides sports lottery sales services have temporarily suspended accepting online purchase orders for lottery products in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, (the “Self-Inspection Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015.

On February 24, 2015, the Company was informed by certain provincial sports lottery administration centers that, as part of their respective self-inspection processes, such provincial sports lottery administration centers planned to temporarily suspend accepting online purchase orders for lottery products starting from February 25, 2015. On March 2, 2015, the Company was further informed by the remaining provincial sports lottery administration centers to which it provides sports lottery sales services that they also planned to temporarily suspend accepting online purchase orders for lottery products, in response to the Self-Inspection Notice.

As a result of the provincial sport lottery administration centers’ decision to temporarily suspend accepting online lottery orders, or temporary suspension, the Company did not generate any revenue from sports lottery sales in the first quarter of 2016. The Company recorded an operating loss for the first quarter of 2016.

Disposal of Investment in Sumpay.cn

On March 31, 2016, the Company announced that it has disposed of its 63% equity interest in Sumpay.cn for a total consideration of RMB359.1 million. According to the purchase agreement filed with Zhejiang Administration of Industry & Commerce (“AIC”), 20% of the total consideration, or RMB71.8 million, will be transferred immediately to the Company by the acquirer, and the remaining 80%, or RMB287.3 million, will be settled within 10 days after Sumpay.cn successfully renews its online payment license in 2016.

First Quarter 2016 Highlights

•	Total purchase amount of sports lottery was nil, compared with nil for the fourth quarter of 2015, and RMB1,305.5 million for the first quarter of 2015.

•	Net revenues were RMB2.2 million (US$0.3 million), compared with RMB0.7 million for the fourth quarter of 2015, and RMB98.8 million for the first quarter of 2015.

•	Operating loss was RMB97.3 million (US$15.1 million), compared with operating loss of RMB72.3 million for the fourth quarter of 2015, and operating loss of RMB53.5 million for the first quarter of 2015.

•	Non-GAAP[1] operating loss was RMB49.3 million (US$7.7 million), compared with non-GAAP operating loss of RMB37.8 million for the fourth quarter of 2015, and non-GAAP operating loss of RMB14.6 million for the first quarter of 2015.

•	Net loss attributable to 500.com was RMB90.9 million (US$14.1 million), compared with net loss attributable to 500.com of RMB109.7 million for the fourth quarter of 2015, and net loss attributable to 500.com of RMB52.0 million for the first quarter of 2015.

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses, and deferred tax expenses relating to valuation allowance. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release.

Mr. Zhengming Pan, the CEO of 500.com, stated, “We voluntarily and temporarily suspended our online lottery sales operations in response to the promulgation of the Self-Inspection Notice. Such temporary and voluntary suspension materially and adversely impacted our financial and operational results for the first quarter of 2016. We want to restate that the Company was one of the two entities approved by the Ministry of Finance in 2012 to provide online lottery sales services on behalf of the China Sports Lottery Administration Center. In particular, such approval mandated that the China Sports Lottery Administration Center use its best effort to develop an online lottery sales management system as part of a pilot program for online lottery sales in China, and once such a management system is finished, the China Sports Lottery Administration Center should apply again for approval from the Ministry of Finance for official commencement of online lottery sales in China. The Company notes it has been working and will continue to work with the China Sports Lottery Administration Center to develop the management system. To the best of the Company’s knowledge, the approval by the Ministry of Finance for the Company to provide online lottery sales services on behalf of the China Sports Lottery Administration Center is valid and has not been revoked or amended as of the date of this earnings release.”

First Quarter 2016 Operational Results

Due to the voluntary temporary suspension, no operational results were recorded and presented currently.

First Quarter 2016 Financial Results

Net Revenues

Net revenues were RMB2.2 million (US$0.3 million), compared with RMB0.7 million for the fourth quarter of 2015, and RMB98.8 million for the first quarter of 2015. Net revenues for the first quarter of 2016 and the fourth quarter of 2015 were primarily generated from the rendering of technical and data maintenance services by Sumpay.cn.

Operating Expenses

Operating expenses were RMB100.1 million (US$15.5 million), representing a decrease of 34.5% from RMB152.8 million during the first quarter of 2015, and an increase of 32.1% from RMB75.8 million during the fourth quarter of 2015. The year-over-year decrease was mainly due to a decrease in promotional and advertising expenses of RMB34.0 million, a decrease in account handling expenses related to the Company’s mobile distribution channels of RMB6.9 million, both as a result of the voluntary temporary suspension, and a decrease in bad debt provision of RMB30.3 million which was made during the first quarter of 2015. These were partially offset by an increase in share-based compensation expenses associated with share options granted to the Company’s employees of RMB9.2 million, and an increase in salary expenses of RMB7.5 million as a result of the business combination of Sumpay.cn starting from December 20, 2015. The sequential increase was mainly due to an increase in share-based compensation expenses associated with share options granted to the Company’s employees of RMB13.5 million, an increase in the amortization of the online payment and other licenses of RMB2.8 million, and an increase in salary expense of RMB6.8 million as a result of the business combination of Sumpay.cn starting from December 20, 2015.

Cost of services was RMB3.8 million (US$0.6 million), representing a decrease of 69.4% from RMB12.4 million during the first quarter of 2015, and an increase of 8.6% from RMB3.5 million during the fourth quarter of 2015. The year-over-year decrease was mainly due to a decline in account handling expenses related to the Company’s mobile distribution channels of RMB6.9 million as a result of the voluntary temporary suspension since March 2015.

Sales and marketing expenses were RMB13.1 million (US$2.0 million), representing a decrease of 71.3% from RMB45.6 million during the first quarter of 2015, and an increase of 50.6% from RMB8.7 million during the fourth quarter of 2015. The year-over-year decrease was mainly due to a decline in promotional activities of RMB18.5 million as a result of the voluntary temporary suspension, and a decline in advertising expenses associated with the Company’s marketing campaign on TV and other media of RMB15.5 million. The sequential increase was mainly attributable to an increase in salary expenses of RMB3.1 million as a result of the business combination of Sumpay.cn starting from December 20, 2015, and an increase in share-based compensation expenses associated with share options granted to the Company’s employees of RMB1.1 million.

General and administrative expenses were RMB61.5 million (US$9.5 million), representing a decrease of 23.3% from RMB80.2 million during the first quarter of 2015, and an increase of 28.4% from RMB47.9 million during the fourth quarter of 2015. The year-over-year decrease was attributable to a bad debt provision of RMB30.3 million made during the first quarter of 2015, which was partially offset by an increase in share-based compensation expenses associated with share options granted to the Company’s employees of RMB6.4 million, an increase in the amortization of the online payment and other licenses of RMB3.1 million, and an increase in salary expenses of RMB1.3 million as a result of the business combination of Sumpay.cn starting from December 20, 2015. The sequential increase was mainly due to an increase in the amortization of the online payment and other licenses of RMB2.8 million, and an increase in share-based compensation expenses associated with share options granted to the Company’s employees of RMB9.8 million.

Service development expenses were RMB21.7 million (US$3.4 million), representing an increase of 48.6% from RMB14.6 million during the first quarter of 2015, and an increase of 38.2% from RMB15.7 million during the fourth quarter of 2015. The year-over-year and sequential increases were mainly due an increase in share-based compensation expenses associated with share options granted to the Company’s employees of RMB1.8 million and RMB2.3 million, respectively, and an increase in salary expenses of RMB3.2 million and RMB3.1 million, respectively, as a result of the business combination of Sumpay.cn starting from December 20, 2015.

Operating Loss

Operating loss was RMB97.3 million (US$15.1 million), compared with operating loss of RMB53.5 million during the first quarter of 2015, and operating loss of RMB72.3 million during the fourth quarter of 2015. The Company did not generate any revenue from sports lottery sales in the first quarter of 2016 due to the voluntary temporary suspension, which materially affected operating results for the first quarter of 2016.

Non-GAAP operating loss was RMB49.3 million (US$7.7 million), compared with non-GAAP operating loss of RMB14.6 million during the first quarter of 2015, and non-GAAP operating loss of RMB37.8 million during the fourth quarter of 2015.

Net Loss Attributable to 500.com

Net loss attributable to 500.com was RMB90.9 million (US$14.1 million), compared with net loss attributable to 500.com of RMB52.0 million during the first quarter of 2015, and net loss attributable to 500.com of RMB109.7 million during the fourth quarter of 2015.

Non-GAAP net loss attributable to 500.com was RMB42.9 million (US$6.7 million), compared with non-GAAP net loss attributable to 500.com of RMB13.2 million during the first quarter of 2015, and non-GAAP net loss attributable to 500.com of RMB31.3 million during the fourth quarter of 2015.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were RMB2.17 and RMB2.17, respectively.

Non-GAAP basic and diluted net loss per ADS were RMB1.03 and RMB1.03, respectively.

Cash and Cash Equivalents

As of March 31, 2016, the Company had cash and cash equivalents of RMB1,024.1 million (US$158.8 million), restricted cash2 of RMB8.2 million (US$1.3 million) and time deposits3 of RMB396.7 million (US$61.5 million), compared with cash and cash equivalents of RMB400.7 million, restricted cash of RMB10.6 million and time deposits of RMB1,220.8 million as of December 31, 2015.

Account Receivables

As of March 31, 2016, the Company had gross account receivables of RMB20.3 million (US$3.1 million), compared with RMB23.6 million as of December 31, 2015. The Company made a bad debt provision of RMB19.9 million in 2015, after assessing the collectability of the account receivables.

Prepayments and Other Current Assets

As of March 31, 2016, the balance of prepayment and other current assets was RMB81.4 million (US$12.6 million), compared with RMB30.9 million as of December 31, 2015. The balance as of March 31, 2016 mainly included: (i) the current portion of deferred expenses of RMB48.1 million (US$7.5 million); (ii) interest receivable of RMB2.1 million (US$0.3 million); (iii) receivables from third party payment service providers of RMB8.2 million (US$1.3 million); (iv) deposits receivable from merchants of RMB7.5 million (US$1.2 million); and (v) other receivables of RMB15.6 million (US$2.3 million).

2 Restricted cash represents government grants received but pending final clearance.

3 Time deposits represent six-month fixed-interest deposits with commercial banks.

Business Outlook

The Company will not make earnings forecast until it receives clear instruction on the resumption date of online sports lottery sales from the Ministry of Finance.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.4480 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2016.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in our consolidated affiliated entities, and deferred tax expense relating to valuation allowance. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares)

	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	US$
	Audited	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	400,657	1,024,144	158,831
Restricted cash	10,599	8,165	1,266
Time deposits	1,220,797	396,741	61,529
Short-term investments	45,540	161,100	24,984
Accounts receivable	3,638	352	55
Prepayments and other current assets	30,855	81,401	12,625
Total current assets	1,712,086	1,671,903	259,290

Non-current assets:
Property and equipment, net	44,194	44,456	6,895
Intangible assets, net	200,148	196,400	30,459
Goodwill	64,899	64,899	10,065
Deposits	1,217	992	154
Long-term investments	60,332	59,482	9,225
Other non-current assets	1,621	1,621	251
Total non-current assets	372,411	367,850	57,049

TOTAL ASSETS	2,084,497	2,039,753	316,339

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	106	141	22
Accrued payroll and welfare payable	15,890	10,418	1,616
Accrued expenses and other current liabilities	140,612	212,997	33,032
Income tax payable	1,214	1,365	212
Total current liabilities	157,822	224,921	34,882

Non-current liabilities:
Long-term payables	46,928	48,399	7,506
Deferred tax liabilities	13,411	13,187	2,045
Total non-current liabilities	60,339	61,586	9,551

Total liabilities	218,161	286,507	44,433

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2015 and March 31, 2016; 334,034,932 and 339,390,262 shares issued and outstanding as of December 31, 2015 and March 31, 2016, respectively	110	114	18
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2015 and March 31, 2016; 84,999,159 and 74,400,299 shares issued and outstanding as of December 31, 2015 and March 31, 2016, respectively	32	29	4
Additional paid-in capital	2,022,369	2,072,890	321,478
Treasury shares	(8,773)	(71,148)	(11,034)
Accumulated deficit	(335,363)	(426,293)	(66,112)
Accumulated other comprehensive income	89,488	83,436	12,940
Total 500.com Limited shareholders’ equity	1,767,863	1,659,028	257,294
Noncontrolling interests	98,473	94,218	14,612
Total shareholders' equity	1,866,336	1,753,246	271,906

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,084,497	2,039,753	316,339

500.com Limited
Condensed Consolidated Statements of Comprehensive Income
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	March 31, 2015	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	98,845	707	2,221	344

Operating expenses:
Cost of services	(12,377)	(3,460)	(3,770)	(585)
Sales and marketing	(45,575)	(8,715)	(13,154)	(2,040)
General and administrative	(80,214)	(47,937)	(61,481)	(9,535)
Service development expenses	(14,593)	(15,721)	(21,655)	(3,358)
Total operating expenses	(152,759)	(75,833)	(100,060)	(15,518)
Other operating income	2,080	1,627	22	3
Government grant	243	1,353	1,616	251
Other operating expense	(1,904)	(140)	(1,148)	(178)
Operating loss	(53,495)	(72,286)	(97,349)	(15,098)
Interest income	2,912	7,698	3,761	583
Interest expense	-	(310)	-	-
Loss from equity method investments	-	(118)	(178)	(28)
Changes in fair value of the structured deposit	1,267	-	-	-
Loss before income tax	(49,316)	(65,016)	(93,766)	(14,543)
Income tax expense	(2,729)	(45,004)	(1,419)	(220)
Net loss	(52,045)	(110,020)	(95,185)	(14,763)
Less: Net loss attributable to the non-controlling interests	-	(312)	(4,255)	(660)
Net loss attributable to 500.com Limited	(52,045)	(109,708)	(90,930)	(14,103)
Other comprehensive income
Foreign currency translation (loss) gain	(814)	26,257	(6,052)	(939)
Other Comprehensive Income (loss), net of tax	(814)	26,257	(6,052)	(939)
Comprehensive loss	(52,859)	(83,763)	(101,237)	(15,702)
Less: Comprehensive loss attributable to noncontrolling interests	-	(312)	(4,255)	(660)
Comprehensive loss attributable to 500.com Limited	(52,859)	(83,451)	(96,982)	(15,042)

Losses per share attributable to 500.com Limited
Basic	(0.15)	(0.26)	(0.22)	(0.03)
Diluted	(0.15)	(0.26)	(0.22)	(0.03)
Losses per ADS* attributable to 500.com Limited
Basic	(1.48)	(2.62)	(2.17)	(0.34)
Diluted	(1.48)	(2.62)	(2.17)	(0.34)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	351,510,694	418,952,526	418,584,825	418,584,825
Diluted	351,510,694	418,952,526	418,584,825	418,584,825

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for per share (or ADS) data)

	Three Months Ended
	March 31, 2015	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Operating loss	(53,495)	(72,286)	(97,349)	(15,098)
Adjustment for share-based compensation expenses	38,856	34,530	48,017	7,447
Adjusted operating loss (non-GAAP)	(14,639)	(37,756)	(49,332)	(7,651)

Net loss attributable to 500.com Limited	(52,045)	(109,708)	(90,930)	(14,103)
Adjustment for share-based compensation expenses	38,856	34,530	48,017	7,447
Adjustment for deferred tax expenses relating to valuation allowance	-	43,851	-	-
Adjusted net loss attributable to 500.com Limited (non-GAAP)	(13,189)	(31,327)	(42,913)	(6,656)

Loss per share attributable to 500.com Limited (non-GAAP)
Basic	(0.04)	(0.07)	(0.10)	(0.02)
Diluted	(0.04)	(0.07)	(0.10)	(0.02)
Loss per ADS* attributable to 500.com Limited (non-GAAP)
Basic	(0.38)	(0.75)	(1.03)	(0.16)
Diluted	(0.38)	(0.75)	(1.03)	(0.16)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.